UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2020

EQM Midstream Partners, LP

(Exact name of registrant as specified in its charter)

Delaware	001-35574	37-1661577
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Energy Drive Canonsburg, Pennsylvania	15317
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (724) 271-7600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	EQM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On April 29, 2020, the Board of Directors of EQGP Services, LLC, a Delaware limited liability company and the general partner (the EQM General Partner) of EQM Midstream Partners, LP, a Delaware limited partnership (EQM), approved the Third Amendment (the Amendment) to the Fourth Amended and Restated Agreement of Limited Partnership of EQM, as amended. The Amendment provides that the EQM General Partner may authorize participation in any meeting of limited partners by means of remote communication, and such persons participating in such a manner will be deemed present and permitted to vote at any such meeting.

The Amendment is attached as Exhibit 3.1 to this Current Report on Form 8-K (Current Report) and incorporated into this Item 5.03 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Amendment and is qualified in its entirety by the terms of the Amendment. It is not intended to provide any other factual information about EQM or its subsidiaries and affiliates.

Item 8.01.	Other Events.

EQM will be relying on the U.S. Securities and Exchange Commission’s (the SEC) March 25, 2020 Order (Release No. 34-88465) pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (Exchange Act), to delay the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the Form 10-Q) due to circumstances related to the coronavirus 2019 (COVID-19) pandemic. During the first quarter of 2020, Equitrans Midstream Corporation, the ultimate parent company of EQM (ETRN), completed the implementation of the first phase of a new enterprise resources planning (ERP) system, which included, among other things, the cutover of a substantial majority of ETRN’s and EQM’s financial systems. The COVID-19 pandemic has resulted in very limited access to ETRN’s and EQM’s facilities, primarily due to (i) a mandatory work-from-home directive initiated by ETRN for substantially all of ETRN’s and EQM’s workforce beginning on March 13, 2020 to ensure the safety of ETRN’s and EQM’s employees and contractors as well as ETRN’s and EQM’s assets, and (ii) a statewide stay-at-home order issued by the Governor of the Commonwealth of Pennsylvania on April 1, 2020 that is currently in effect until May 8, 2020, which have disrupted the timing of planned ERP system training for ETRN’s and EQM’s employees and contractors involved in the preparation of the Form 10-Q. EQM expects to file the Form 10-Q on May 14, 2020 but in any event no later than June 25, 2020 (which is 45 days after the Form 10-Q’s original filing deadline of May 11, 2020).

Further, EQM is supplementing the risk factors previously described in Item 1A, “Risk Factors” of EQM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on February 27, 2020 (the Annual Report). The following risk factor disclosure should be read in conjunction with the risk factors described in the Annual Report.

The outbreak of coronavirus 2019 (COVID-19) (or any future pandemic), and related declines in economic output and associated demand for natural gas, could harm our business, results of operations and financial condition.

In December 2019, COVID-19 was reported in China, and, in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. COVID-19 has since spread to additional countries including the United States, causing significant business, employment and economic disruptions. Measures adopted by governments to help reduce the spread of the virus have adversely affected the economic and financial markets in the United States and many other countries, resulting in an economic downturn of unknown duration and severity.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 outbreak (or any other outbreak) on the domestic economy, the natural gas industry, or us; however, our business, results of operations and financial condition could be negatively affected in numerous ways, including, without limitation, that:

•

our customers may be adversely affected if the outbreak results in an economic downturn or recession and/or causes declines in the price of, demand for and production of natural gas or prevents such customers (particularly our largest customer) from conducting, or curtails their ability to conduct, field operations and continue natural gas production, which could reduce demand for our services, negatively affect throughput on our systems or heighten our exposure to risk of loss resulting from the nonpayment and/or nonperformance of our customers;

•

our operations may be disrupted or become less efficient, including if extended and company-wide telecommuting presents increased technology and security risks, if a significant portion of ETRN’s or our employees or contractors are unavailable due to illness, if our suppliers are similarly adversely affected or if our field operations, including in respect of projects in development, were to be suspended or temporarily shut down or restricted due to outbreak control measures;

•

legal and regulatory processes relating to our projects in development, including the Mountain Valley Pipeline project, may be disrupted or slowed, such as if relevant governmental authorities suffer reduced workforce availability due to the virus; and

•

resultant disruption to, and instability in, financial and credit markets may adversely affect our access to capital, leverage and liquidity levels and credit ratings, as well as our counterparties’ access to capital, business continuity, financial stability, leverage and liquidity levels and credit ratings (which could heighten counterparty credit risk to which we are exposed in the ordinary course of our business).

Additionally, the ETRN shareholder and EQM limited partner votes in respect of the merger between ETRN and us (the Merger) could be delayed, and the ability of the post-Merger consolidated company to realize benefits from the Merger may be adversely affected by the COVID-19 outbreak (including as a result of the occurrence of any of the above-described factors). Although we believe that we are following best practices under COVID-19 guidance and intend to continue to refine our practices as additional guidance is released, there is no guarantee that our efforts or the efforts of any other entity or authority to mitigate potential adverse impacts of the COVID-19 outbreak, whether on a local, state or national level, will be effective.

We also may incur additional costs to further attempt to mitigate potential impacts caused by COVID-19 related disruptions, which could adversely affect our financial condition and results of operations. Further, the COVID-19 pandemic may have the effect of heightening many of the other risks set forth in Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, as may be updated by risk factor disclosure in our Quarterly Reports on Form 10-Q for subsequent periods. The extent of the impact of COVID-19 on us will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, duration of the outbreak and related economic effects and after effects (including on the natural gas industry), and actions taken to contain COVID-19 or its impact, among others.

Cautionary Statement Regarding Forward-Looking Information

Disclosures in this Current Report contain certain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Current Report specifically include the impact of the COVID-19 pandemic on EQM and its subsidiaries, including, among other things, effects on demand for natural gas and EQM’s services, commodity prices, access to capital and the turnout of ETRN’s shareholders and EQM’s limited partners in connection with the required votes related to the Merger. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results.

Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. EQM has based these forward-looking statements on current expectations and assumptions about future events. While EQM considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQM’s control. The risks and uncertainties that may affect the operations, performance and results of EQM’s business and forward-looking statements include, but are not limited to, those set forth in EQM’s publicly filed reports with the SEC, including those set forth under Item 1A, “Risk Factors” of EQM’s Annual Report, as updated in EQM’s Quarterly Reports on Form 10-Q for subsequent periods.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. EQM assumes no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information and Where to Find It

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between EQM and ETRN (the Merger) will be submitted to the unitholders of EQM and the shareholders of ETRN for their consideration.

In connection with their proposed merger, EQM and ETRN have filed a registration statement on Form S-4 containing a proxy statement/prospectus (the Form S-4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that EQM or ETRN may file with the SEC or send to unitholders of EQM or shareholders of ETRN in connection with the proposed transaction. UNITHOLDERS OF EQM AND SHAREHOLDERS OF ETRN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. When available, investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus and the registration statement, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov, or as described in the following paragraph.

The documents filed with the SEC by EQM may be obtained free of charge at its website (www.eqm-midstreampartners.com) or by requesting them by mail at EQM Midstream Partners, LP, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271-7600. The documents filed with the SEC by ETRN may be obtained free of charge at its website (www.equitransmidstream.com) or by requesting them by mail at Equitrans Midstream Corporation, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271-7600.

Participants in the Solicitation

EQM, the EQM General Partner, ETRN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Merger and ETRN’s stock issuance. Information regarding the directors and executive officers of the EQM General Partner is contained in EQM’s Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020. Information regarding the directors and executive officers of ETRN is contained in ETRN’s Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020 and definitive proxy statement filed on April 3, 2020. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Merger and ETRN’s stock issuance will be included in the proxy statement/prospectus.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

3.1	Third Amendment to Fourth Amended and Restated Agreement of Limited Partnership of EQM Midstream Partners, LP, dated as of April 29, 2020.

104.1	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQM MIDSTREAM PARTNERS, LP
By: EQGP Services, LLC, its general partner

Date: April 29, 2020	By:	/s/ Kirk R. Oliver
	Name:	Kirk R. Oliver
	Title:	Senior Vice President & Chief Financial Officer

Exhibit 3.1

THIRD AMENDMENT TO

FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

EQM MIDSTREAM PARTNERS, LP

This Third Amendment (this “Amendment”) to Fourth Amended and Restated Agreement of Limited Partnership of EQM Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), dated as of April 10, 2019, as amended by the First Amendment thereto, effective as of October 9, 2019, as further amended by the Second Amendment thereto, effective as of February 26, 2020 (as so amended, the “Partnership Agreement”), is hereby adopted effective as of April 29, 2020, by EQGP Services, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership.

RECITALS

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partners, subject to Section 5.11(b)(ii)(B), may amend any provision of the Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect a change that the General Partner determines does not adversely affect the Limited Partners considered as a whole or any particular class or sub-class of Partnership Interests as compared to other classes or sub-classes of Partnership Interests in any material respect; and

WHEREAS, Section 13.4 of the Partnership Agreement provides that meetings of Limited Partners of the Partnership shall be held at such time and place as shall be designated by the General Partner; and

WHEREAS, the General Partner has determined that, in light of the public health threat caused by the coronavirus outbreak in the United States and related concerns, it is in the best interests of the Partnership and the Limited Partners that the Partnership Agreement be amended to expressly allow meetings of limited partners via remote communication; and

WHEREAS, the General Partner has determined that the changes to the Partnership Agreement to be effected by this Amendment do not adversely affect the Limited Partners considered as a whole or any particular class or sub-class of Partnership Interests as compared to other classes or sub-classes of Partnership Interests in any material respect.

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement, pursuant to its authority under Section 13.1(d) of the Partnership Agreement, as follows:

1.	INTERPRETATION

This Amendment is made and delivered pursuant to the Partnership Agreement. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Partnership Agreement.

2.	AMENDMENT TO PARTNERSHIP AGREEMENT

2.1    Section 13.4 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 13.4    Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly. A meeting shall be held at a time and place or by remote communication as determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners and proxyholders not physically present at a meeting of the Limited Partners may by means of remote communication participate in such meeting (including by reading or hearing the proceedings of the meeting substantially concurrently with such proceedings occurring) and be deemed present in person and vote at such meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting held by means of remote communication, and this Section 13.4 and any such determination by the General Partner shall be deemed to override any contrary provisions of Section 17-302(e) of the Delaware Act. Limited Partners shall not be permitted to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business. If any such vote were to take place, it shall be deemed null and void to the extent necessary so as not to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.”

3.	GENERAL

3.1    Full Force and Effect. Except to the extent specifically amended herein or supplemented hereby, the Partnership Agreement remains unchanged and in full force and effect.

3.2    Governing Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

3.3    Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment which are valid, enforceable and legal.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the General Partner has caused this Amendment to be duly executed as of the date first written above.

GENERAL PARTNER:

EQGP Services, LLC

By:	/s/ Kirk R. Oliver
Name:	Kirk R. Oliver
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Third Amendment to Fourth Amended and Restated

Agreement of Limited Partnership of EQM Midstream Partners, LP